PETROSONIC ENERGY, INC.

March 21, 2013

VIA EDGAR

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

Re:	Petrosonic Energy, Inc.

Form 10-K for the Transition Period from

November 1, 2011 to December 31, 2011

Filed October 11, 2012

File No. 000-53881

Dear Mr. Reynolds:

Petrosonic Energy, Inc. (the "Company") received your letter dated March 9, 2013 regarding the above-referenced filing, which states, "With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing . . . ." While the Company is in the process of preparing the amendment to the above-referenced Form 10-K, due to the extensive number of comments, and particularly the comment related to updating the financial statements, it will not be able to complete and file the amendment by the due date, which is March 22, 2013. The Company respectfully requests an extension of 10 business days, to April 5, 2013, to complete and file the amendment.

Thank you for your consideration. Please contact the Company's legal counsel, Kevin Friedmann, Esq. of Richardson & Patel, LLP, at (212) 561-5559, or by email to kfriedmann@richardsonpatel.com, should you wish to discuss this request.

Very truly yours,

PETROSONIC ENERGY, INC.

By:          /s/ Richard Raisig

Richard Raisig, Chief Financial Officer